SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 7, 2014

On May 7, 2014, at 12 p.m., at the Company’s offices located at Rua Lemos de Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, pursuant to the signatures affixed at the end of these minutes. The Chief Executive Officer, Carlos Fadigas de Souza Filho, Officers Gustavo Valverde, Luciano Guidolin, Mario Augusto da Silva, Decio Oddone and Marcelo Cerqueira, and Messrs. Marcelo Arantes de Carvalho, Fernando Musa and Guilherme Furtado, were also present. Board Member Daniel Bezerra Villar, as well as his alternate Jairo Elias Flor, was absent. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided the meeting and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: 1) PROPOSALS FOR DELIBERATION: After due analysis of the Proposals for Deliberation (“PD”), copies and related documentation of which were sent in advance for knowledge of the Board Members, as set out in its Internal Rules, and shall remain duly filed at the Company’s principal place of business, the following deliberations were unanimously approved  by the attendees pursuant to the terms and conditions set out in the respective PDs: (i) PD.CA/BAK-03/2014 –  Renewal of the Alliance Agreement for the Management of Stoppages, Maintenance and Expansion of the Business Units of Braskem S.A.; and (ii) PD.CA/BAK-05/2014 – Termination of the Long-Term Incentive Plan; 2) Allocation of the Managers’ Compensation – in compliance with the provisions in articles 25 and 26 of the Company’s Bylaws, the allocation of the compensation of the Company’s managers was approved, according to the yearly amounts approved by the Annual General Meeting held on April 9, 2014, after consultation with the People and Organization Committee. II) Subjects for Acknowledgement:  presentations/reports were given by the respective individuals responsible for the following matters: a)  Braskem’s Results for the 1st Quarter of 2014; b) Ascent Project; c)  Comperj Project; d)  Change of the composition of the People and Organization Committee, which shall be as follows: José Carlos Cosenza, Daniel Villar, Jairo Elias Flor and Álvaro Fernandes da Cunha Filho, and the composition of the other Committees that support the BD will remain unchanged; and e)  Meetings of the People and Organization Committee and of the Finance and Investment Committee, both occurring on this date. III) Subjects of Interest to the Company: Nothing to register. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, May 7, 2014. Sgd: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; José Carlos Cosenza – Vice-Chairman; Alfredo Lisboa Ribeiro Tellechea; Álvaro Fernandes da Cunha Filho; Marcela Aparecida Drehmer Andrade; Newton Sergio de Souza; Roberto Zurli Machado; Almir Guilherme Barbassa; José Alcides Santoro Martins and Patrick Horbach Fairon.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.